Exhibit 2.1

EXECUTION COPY

KPN TELECOM B.V.

PANSOURCE B.V.

HUNGARIAN TELEPHONE AND CABLE CORP.

and

HUNGAROTEL TÁVKÖZLÉSI RT.

FRAMEWORK AGREEMENT

DATED 4 MAY 2004

CONTENTS

1.	Definitions	4

2.	On Signing	9

3.	Covenants To Stage 1 Completion	11

4.	Stage 1	14

5.	Capital Increase Of Novacom	18

6.	Stage 2	18

7.	Stage 3	20

8.	Stage 4 And Pantel’s 3.5 GHZ Licence	25

9.	Warranties	26

10.	Non-Competition And Non-Solicitation Of Employees	27

11.	Role Of KPN	28

12.	Entire Agreement	29

13.	Announcements And Confidentiality	29

14.	Notices	30

15.	General	31

16.	Term, Termination	31

17.	Governing Law And Arbitration	32

Schedule 1 (Particulars of the Subsidiaries)

Schedule 2 (Warranties)

Schedule 3 (Limits on Warranty Claims)

Appendix 1 (New Shareholders Agreement)

Appendix 2 (Annual Plan 2004)

Appendix 3 (Control Agreement)

Appendix 4 (Customer Consent Letter)

Appendix 5 (Pantel Asset Sale and Purchase Agreement)

Appendix 6 (Outsourcing Agreement)

Appendix 7 (Novacom Sale and Purchase Agreement)

Appendix 8 (Pantel Share Sale and Purchase Agreement)

Appendix 9 (Disclosure Letter)

THIS AGREEMENT (the “Agreement”) is made on 4 May 2004 BETWEEN:

(1)	KPN TELECOM B.V., a company incorporated and existing under the laws of the Netherlands, having its registered office at Maanplein 55, 2516 CK the Hague, the Netherlands (“KPN”);

(2)	PANSOURCE B.V., a company incorporated and existing under the laws of the Netherlands, having its registered office at Maanplein 55, 2516 CK the Hague, the Netherlands (“Pansource”);

(3)	HUNGARIAN TELEPHONE AND CABLE CORP., a company incorporated and existing under the laws of the state of Delaware, USA, having its registered office at 1201 Third Avenue, Suite 3400, Seattle, WA 98101-3034, USA; and

(4)	HUNGAROTEL TÁVKÖZLÉSI RT., a company incorporated and existing under the laws of Hungary, having its registered office at Teréz krt. 46., H-1066 Budapest, Hungary

(save as otherwise appears) Hungarian Telephone and Cable Corp. and Hungarotel Távközlési Rt. together or individually referred to as “HTCC” and KPN, Pansource and HTCC together referred to as the “Parties” and individually as a “Party”

RECITALS:

(A)	KPN is the 100% owner of Pansource, which is the owner of 75.19% of the registered capital (the “Pansource Interest”) of PanTel Távközlési és Kommunikációs Rt. (“PanTel”). KFKI Investment Vagyonkezeö Kft., a company incorporated and existing under the laws of the Republic of Hungary, having its registered office at 1134 Budapest, Tüzér u. 39-41, Hungary (“KFKI”) is the 51% owner of PTInvest International LLC (“PTInvest”) which is the owner of 14.74% of the registered capital of PanTel. Magyar Államvasutak Rt., a company incorporated and existing under the laws of the Republic of Hungary, having its registered office at 1062 Budapest, Andrássy út 73-75. (“MÁV”), the Hungarian national railway operator, is the owner of 10.07% of the registered capital of PanTel.

(B)	PanTel is a private company limited by shares incorporated and existing under the laws of the Republic of Hungary.

(C)	Schedule 1 sets out short particulars of the subsidiaries in which PanTel has a direct interest as at the date of this Agreement (the “Subsidiaries”), including Novacom Kft., a company incorporated and existing under the laws of Hungary with its registered office at 1134 Budapest, Váci út 35 (“Novacom”).

(D)	The Parties wish to effect the following transactions:

(i)	the transfer or contribution by PanTel of all its Assets and Liabilities to Novacom;

(ii)	the sale by PanTel of its holdings in Novacom and the other Subsidiaries to HTCC; and

(iii)	if applicable the sale by HTCC of its shareholding in PanTel to Pansource.

It is envisaged that prior to completing the transfer and sales under (i) and (ii) above HTCC will first acquire the stakes of PTInvest and MÁV in PanTel.

(E)	Following the completion of the transactions outlined in Recital (D), the Parties contemplate that there may need to be an on-going relationship between PanTel and Novacom in respect of PanTel customers that did not consent to have their service agreements assigned to Novacom and that there will be an on-going relationship between Novacom and KPN as regards voice and data exchange and the Parties wish to regulate these matters in this Agreement.

(F)	HTCC has delivered to KPN a clear indication, satisfactory to KPN, that sufficient funding is available to HTCC for the purposes of the transaction contemplated by the Novacom Sale and Purchase Agreement and Pansource has delivered to HTCC a clear indication, satisfactory to HTCC, that sufficient funding is available to it for the purposes of the transaction contemplated by the PanTel Share Sale and Purchase Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS

1.1	Unless the contrary intention appears, in this Agreement:

“3.5 GHz Licence Assets” means those assets which, for the time being and subject to the terms of Clause 8, it is necessary that PanTel retains in order that it may comply with its obligations in this Agreement in relation to its frequency allocation and radio licences for the 3.5 GHz frequency range, including but not limited to the radio licences themselves and telecommunication equipment necessary for providing services using the 3.5 GHz frequency;

“Accounts” means the (audited) balance sheets as at 31 December of each respective financial year and the audited profit and loss accounts in respect of the financial year ended on 31 December of each respective financial year of PanTel and the Subsidiaries (including in the case of PanTel the audited consolidated balance sheet as at that date and the audited consolidated profit and loss account for that period) and the notes and any directors’ reports relating to them;

“Affiliate” means in relation to any Party, any subsidiary or parent of that Party and any subsidiary of that parent in each case for the time being;

“Agreement” means this Framework Agreement;

“Annual Plan” means, in relation to PanTel or to any of its Subsidiaries, the business plan for the year in question, as approved by the board of directors (or equivalent) of the company in question, PanTel’s Annual Plan for 2004 being attached to this Agreement as Appendix 2;

“Assets” means all of the assets of PanTel, including all physical assets, licences, customer (and all other) contracts, intellectual property rights and rights under the Contribution Agreement, but not including (i) its holdings in the Subsidiaries; (ii) receivables (if any) relating to or arising from litigation in which PanTel is a defendant (or an equivalent position having a claim made against it) or (iii) subject to the terms of Clause 8, the 3.5 GHz Licence Assets: a detailed schedule of Assets shall be included in the PanTel Asset Sale and Purchase Agreement;

“Best Endeavours” refers to the obligation of the Parties to cooperate in the timely performance of each of the Stages contemplated in this Agreement, as set out in Section 277 (4) and (5) of Act IV of 1959 on the Civil Code of the Republic of Hungary, such that each acts in the manner that can generally be expected in the given circumstances;

“Business” means the business of PanTel and/or of any of its Subsidiaries;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open in the Republic of Hungary, the Netherlands and the United States of America for normal business;

“Communications Authority” means the National Communications Authority of the Republic of Hungary;

“Companies Act” means Hungarian Act No. CXLIV of 1997 on Business Associations;

“Competition Act” means Hungarian Act No. LVII of 1996 on the Prohibition of Unfair Market Practices and Restrictions on Competition;

“Contribution Agreement” means the Contribution Agreement dated 1 April 1998 between MÁV and PanTel in relation to certain rights of way and rights of use provided by MÁV to PanTel;

“Control” means possession, directly or indirectly, of the power to make or procure the making of operational and other decisions (and to pass or procure the passing of related resolutions) on behalf of, and otherwise to direct or cause the direction of the management and operating policies of, the entity in respect of which the determination is being made, through the ownership of voting securities, contract or otherwise;

“Control Agreement” means an agreement giving HTCC substantially the same rights to Control PanTel as would the New Shareholders Agreement, to be entered into in the circumstances described in Clause 2.1.3, as attached to this Agreement as Appendix 3;

“Disclosure Letter” means the letter of the same date as this Agreement from Pansource to HTCC, as attached to this Agreement as Appendix 9;

“Euro” means the single currency of the Participating Member States, being those member states of the European Communities that have adopted the Euro as their currency in accordance with legislation of the European Union relating to European Economic and Monetary Union;

“Euroweb International” means Euroweb International Corp., a company incorporated and existing under the laws of the state of Delaware, USA, having its registered office at c/o United Corporate Services, Inc., 15 East North Street, City of Dover, County of Kent, state of Delaware 19901, USA;

“Group” means in connection with any of the Parties or with PanTel, that Party or PanTel and (in each case) each of its Affiliates;

“HTCC Loan Facility” means the Euro 130,000,000 Senior Secured Debt Facility Agreement dated 11 April 2000 as amended entered into by Hungarotel as Borrower, Hungarian Telephone and Cable Corp. as Guarantor, Citibank, N.A. and Westdeutsche Landesbank Girozentrale as Arranger with Citibank International Plc acting as Facility Agent and Citibank Rt. acting as Security Agent or any other debt facility agreement replacing it;

“HUF” means the lawful currency for the time being of Hungary;

“Hungarian Competition Authority” means the Hungarian Competition Office (“Gazdasági Versenyhivatal”), the administrative body responsible for competition matters in Hungary;

“Infrastructure” means telecommunications facilities and networks capable of being used to compete with the Business as currently carried on;

“Key Employees” means Roelant Lyppens, Marco Willemse, Attila Jankó and László Magyar;

“Liabilities” means all of the liabilities of PanTel, except for liabilities relating to or arising from litigation in which PanTel is a defendant (or an equivalent position having a claim made against it) and from any litigation concerning or involving KPNQwest (including claims brought by Citibank International Plc arising from the former business of KPNQwest) or concerning or involving any Teleglobe entity;

“Loan Facilities” means the HTCC Loan Facility and the PanTel Loan Facility, or either of them;

“Management Accounts” means the unaudited management accounts of PanTel and its Subsidiaries for each of the management accounting periods from 1 January 2003 to the date of this Agreement;

“Material Adverse Change” means an adverse effect on the business, liabilities, prospects or financial condition of PanTel and its Subsidiaries taken as a whole which has caused or is reasonably likely to cause a reduction of the shareholders’ equity of PanTel and its Subsidiaries taken as a whole by more than 25% in comparison with the shareholders’ equity of PanTel and its Subsidiaries taken as a whole as shown in the Accounts for the financial year 2003;

“MÁV Interest” means the 10.07% of the registered capital of PanTel of which MÁV is the owner;

“New Shareholders Agreement” has the meaning given to it in Clause 4.6.5(b);

“Novacom Sale and Purchase Agreement” means the agreement to be entered into on Stage 3 Completion Date for the sale by PanTel of its holdings in Novacom and the other Subsidiaries to HTCC substantially in the form as that attached to this Agreement as Appendix 7;

“Outsourcing Agreement” means the agreement to be entered into on Stage 2 Completion Date between PanTel and Novacom in relation to the matters set out in Clause 6.4.8, substantially in the form as that attached to this Agreement as Appendix 6;

“Pansource Option Deadline” has the meaning given to it in Clause 7.10.2;

“PanTel Asset Sale and Purchase Agreement” means the agreement to be entered into on Stage 2 Completion Date for the transfer by PanTel of certain of its Assets and of its Liabilities to Novacom substantially in the form as that attached to this Agreement as Appendix 5;

“PanTel Loan Facility” means the Euro 80,000,000 Multicurrency Facilities Agreement dated 26 February 2001 and amended on 30 November 2001, 11 March 2002, 22 January 2003 and 22 April 2004 entered into by PanTel as Borrower, CIB Közép-Európai Nemzetközi Bank Részvénytársaság and Magyar Külkereskedelmi Bank Részvénytársaság as Mandated Arrangers with Magyar Külkereskedelmi Bank Részvénytársaság acting as Facility Agent and Security Agent and CIB Közép-Európai Nemzetközi Bank Részvénytársaság acting as Paying Agent;

“PanTel Shareholders Agreement” means the shareholders agreement among KPN, Pansource, KFKI and MÁV dated 18 April 2000 relating to the corporate governance of PanTel;

“PanTel Share Sale and Purchase Agreement” means the agreement to be entered into on Stage 3 Completion Date for the sale by HTCC of the shares it holds in PanTel to Pansource substantially in the form as that attached to this Agreement as Appendix 8;

“PTInvest Interest” means the 14.74% of the registered capital of PanTel of which PTInvest is the owner;

“Stage 1 Completion” means HTCC entering into Control of PanTel by virtue of the provisions of the New Shareholders Agreement or the Control Agreement (as the case may be);

“Stage 1 Completion Date” means a day mutually agreed by the Parties following satisfaction or waiver of the Stage 1 Conditions Precedent, but which shall be as soon as reasonably practicable after, but in any event within twenty (20) Business Days of, the service of the last notice to be served by the Parties on the others pursuant to Clause 4.2 confirming satisfaction or waiver of the Stage 1 Conditions Precedent;

“Stage 1 Conditions Precedent” has the meaning given to it in Clause 4.1;

“Stage 2 Completion” means completion of the transfer or contribution of PanTel’s Assets and Liabilities to Novacom under the PanTel Asset Sale and Purchase Agreement or pursuant to the capital increase referred to in Clause 5 of this Agreement;

“Stage 2 Completion Date” means a day mutually agreed by the Parties, but which shall be as soon as reasonably practicable after Stage 1 Completion Date;

“Stage 2 Conditions Precedent” has the meaning given to it in Clause 6.3;

“Stage 3 Completion” means completion of the sale and purchase of PanTel’s holdings in Novacom and the other Subsidiaries to HTCC under the Novacom Sale and Purchase Agreement and of the sale of the shares held by HTCC to Pansource in accordance with the provisions of the PanTel Share Sale and Purchase Agreement;

“Stage 3 Completion Date” means a day mutually agreed by the Parties, but which shall be as soon as reasonably practicable after Stage 2 Completion Date;

“Stage 3 Conditions Precedent” has the meaning given to it in Clause 7.3;

“Stage 4 Completion Date” means 31 December 2005 or such later date as determined in accordance with Clause 8.6;

“subsidiary” means a company in respect of which another company (the “parent”) (i) is a member of it and controls the composition of its board of directors or (ii) holds more than half in nominal value of its equity share capital or (iii) is a member of it and controls alone, or pursuant to any agreement with other shareholders or members, a majority of the voting rights in it or, in any case, if it is a subsidiary of a company which itself satisfies one of these criteria;

“Taxes” means any and all applicable taxes such as state, local and foreign income, profits, gross receipts, licence, payroll, employment, withholding (including without limitation with respect to loans received from shareholders), capital, general corporate, customs duties, registration, sales, use, occupation, property, severance, production, excise, ad valorem, gains, transfer value-added, unemployment compensation, social charges, privilege and any and all other taxes (including interest, additions to tax and penalties thereon, and interest on such additions to tax and penalties);

“Tax Return” means any return, declaration, report, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof; and

“Warranties” means the warranties on the part of Pansource contained in Clause 9 and Part 1 of Schedule 2; and

“Warranty Claim” means a claim by HTCC or by Hungarotel for any breach or alleged breach of any of the Warranties.

1.2	Following Stage 1 Completion, any reference in this Agreement to “PanTel” is to be read as a reference to “PanTel Holding Rt.” and any reference to “Novacom” is to be read as a reference to “PanTel Kft.” unless (in either case) the context dictates otherwise.

1.3	Where any statement is qualified by the expressions “so far as Pansource is aware” or “to the best of Pansource’s knowledge, information and belief” or any similar expression that statement shall only be deemed to be made on the basis of the actual knowledge, information, belief or awareness of Pansource having made all reasonable enquiries.

1.4	The headings in this Agreement do not affect its interpretation.

2.	ON SIGNING

2.1	Immediately following the execution of this Agreement:

2.1.1	HTCC undertakes to prepare and submit an application (including all documents required to be attached to such application) for the approval by the Hungarian Competition Authority of the transactions contemplated by this Agreement, in accordance with the relevant provisions of the Competition Act, substantially in a form as agreed by Pansource.

2.1.2	Pansource will procure that Novacom or PanTel continues to seek a tax ruling from the Hungarian Ministry of Finance substantially in a form as agreed by HTCC to confirm the extent to which VAT and transfer taxes are payable as a result of the transfer and contribution by PanTel of its Assets and Liabilities to Novacom.

2.1.3	The Parties acknowledge that in the past PTInvest and MÁV expressed their desire to sell their shareholdings along with Pansource’s. The absence of a satisfactory offer to both of them may result in MÁV not consenting to the transfer of the rights under the Contribution Agreement and neither MÁV nor PTInvest consenting to the termination of the PanTel Shareholders Agreement and in either or both claiming minority rights, objecting to the transfer of the Assets from PanTel to Novacom. Therefore:

(a)	the Parties agree that HTCC will continue negotiations with MÁV and PTInvest for the purchase by it of the MÁV Interest and the PTInvest Interest. Completion of the sale and purchase agreements for each of the MÁV Interest and the PTInvest Interest will be mutually conditional on one another.

(b)	if HTCC is unable to successfully conclude those negotiations with MÁV and/or with PTInvest within thirty (30) Business Days of the date of this Agreement, it will promptly notify KPN of the fact that it has not been successful, giving KPN details of price and other terms that it had offered and of any other matters relevant to the possible continuation of negotiations, following which KPN will seek to and, if MÁV and/or PTInvest is/are agreeable, will continue negotiations with MÁV and/or with PTInvest, as the case may be, in an effort to agree acceptable terms (including, but not limited to, terms in relation to the transfer of the rights under the Contribution Agreement, to the termination of the PanTel Shareholders Agreement, the entering into of the New Shareholders Agreement or, if appropriate, the Control Agreement and to the transfer or contribution of the Assets) on which:

(i)	HTCC would be able to purchase the MÁV Interest and/or the PTInvest Interest;

(ii)	KPN or Pansource would be able to purchase the MÁV Interest and/or the PTInvest Interest; or

(iii)	the ends envisaged by this Agreement might be achieved in a manner and to a degree acceptable to all concerned.

(c)	at the end of such continued negotiations but in any event at the end of a period of twenty (20) Business Days following HTCC’s notification to KPN, KPN will report the outcome of the negotiations to HTCC and HTCC will decide whether it wishes to proceed (if that is an option) or whether this Agreement shall be permitted to terminate automatically in accordance with Clause 4.5;

(d)	if HTCC agrees to continue with the transactions contemplated under this Agreement on the basis of the price and/or other terms of the sale and purchase of the MÁV Interest and/or the PTInvest Interest negotiated on its behalf by KPN, HTCC or, if applicable, Pansource will purchase the MÁV Interest and/or the PTInvest Interest at that price and/or on those terms.

(e)	if Pansource itself purchases the MÁV Interest and the PTInvest Interest, the terms of Clauses 4.6.5(b), 7.2.2, 7.9.2 and 7.10 will not apply and Pansource and HTCC will enter into the Control Agreement on Stage 1 Completion Date.

(f)	if MÁV and PTInvest remain shareholders in PanTel, and they give their consents referred to in sub-paragraph (b), Pansource, HTCC, MÁV and PTInvest will enter into the Control Agreement on Stage 1 Completion Date and Clauses 4.6.1, 4.6.5(b), 4.6.8, 7.2.2, 7.9.2 and 7.10 will not apply.

2.1.4	Simultaneously with the negotiations for the purchase of the MÁV Interest, HTCC shall seek from MÁV and/or the Ministry of Economics and Transport (a) primarily, a declaration and guarantee, in terms acceptable to HTCC, with respect to damages and/or compensation to be payable to HTCC by MÁV if the exclusive “rights of way” and the “rights of use” provided by MÁV to PanTel under the Contribution Agreement or any of the associated rights under the access and maintenance agreements and any other agreement related to the Contribution Agreement are lost, prejudiced or infringed or (b) secondarily, in the absence of a declaration and guarantee, any other document acceptable to HTCC.

2.1.5	Pansource shall consult with PanTel for the purposes of initiating the transfer of the customer contracts to Novacom, to be achieved by sending, as soon as practicable after the date of this Agreement, to each of the customers a letter in the form attached as Appendix 4, seeking their consent to such transfer.

3.	COVENANTS TO STAGE 1 COMPLETION

3.1	In the period from the date of this Agreement until Stage 1 Completion, Pansource shall procure as a shareholder of PanTel and through its representatives on the board of directors of PanTel that, pending Stage 1 Completion, the management of PanTel and of its Subsidiaries shall co-operate with the management of HTCC and such representatives and advisers as HTCC requests with regard to providing them with such information as they may reasonably request concerning the businesses of PanTel and of its Subsidiaries, for the purpose of HTCC preparing for the incorporation of the businesses of PanTel and of its Subsidiaries into its own, provided that such requests are not materially disruptive to the business, operations or management of PanTel or its Subsidiaries and that such information is not deemed by PanTel, in consultation with KPN, to be too commercially sensitive or subject to legal confidentiality obligations, which PanTel cannot have lifted or waived by the person to whom or which the obligation is owed having sought so to do. Pansource shall also procure that PanTel keeps HTCC informed of PanTel’s discussions with its lending banks in relation to amendments to the PanTel Loan Facility contemplated as at the date of this Agreement.

3.2	In particular, members of the management of PanTel of appropriate seniority shall attend a meeting with the management of HTCC once every two weeks.

3.3	PanTel and each of its Subsidiaries shall take all reasonable steps to preserve its assets and, in particular, will maintain in force all insurance policies and all other such insurance normally kept in force.

3.4	PanTel and each of its Subsidiaries shall take all reasonable steps to preserve the validity of its intellectual property.

3.5	In the period from the date of this Agreement until Stage 1 Completion Pansource shall ensure that PanTel and its Subsidiaries carry on their businesses in the ordinary course and in all material respects in accordance with the targets set out in PanTel’s Annual Plan (or, if relevant, a Subsidiary’s own Annual Plan) and that until Stage 1 Completion PanTel and its Subsidiaries shall not (except where any action is expressly contemplated in the Annual Plan), without the prior written approval of HTCC (such approval not to be unreasonably withheld or delayed):

3.5.1	make or enter into any material disposals or acquisitions of property or fixed assets including, without limitation, any agreement or commitment involving a consideration or capital expenditure, as the case may be, in excess of Euro 100,000 per item and Euro 500,000 in the aggregate, in each case exclusive of Hungarian value added tax;

3.5.2	declare or make any dividends or other distributions (save where the dividend or distribution is lawfully made by one member of the PanTel Group to another);

3.5.3	create any encumbrances over any assets (save where the creation of any such encumbrance is in the ordinary course of business and the fair value of the asset encumbered is less than Euro 100,000 in each case or Euro 500,000 in aggregate). For the avoidance of doubt, this shall not apply to existing obligations securing existing bank indebtedness in the ordinary course of business;

3.5.4	(other than in relation to employment, to which Clause 3.5.8 is solely applicable) enter into, amend or terminate (or serve any notice to amend or terminate):

(a)	any material long term contract (more than 12 months in duration), or any material contract for the purchase of goods, facilities or services, in each case under which the payment made or to be made by PanTel or the relevant Subsidiary exceeds Euro 50,000 (except that HTCC’s prior written approval shall not be required for the entering into by PanTel or its Subsidiaries of voice interconnection contracts with other operators in the ordinary course of business); or

(b)	any material contract for the sale of goods, facilities or services, under which the gross revenue received or to be received by PanTel or the relevant Subsidiary represents more than 1% of the aggregate gross revenue indicated in the Annual Plan for PanTel and its Subsidiaries taken as a whole;

3.5.5	enter into any unusual or abnormal contract or commitment for the supply of goods, facilities or services or make, to any material extent, any unusual or abnormal amendment to existing contracts or commitments for the supply of goods, facilities or services except where required to do so in order to comply with any applicable legal or regulatory requirement;

3.5.6	incur any additional borrowings or incur any other indebtedness (including for the avoidance of doubt any further drawdown of any existing facility) or enter into any guarantee, indemnity or other agreement to secure any obligation of a third party (other than in relation to car lease agreements entered into in the ordinary course of business by PanTel or a Subsidiary on behalf of its employees, where such lease agreements do not fall within the parameters set out in Clause 3.5.4(a));

3.5.7	restructure any existing indebtedness which has a principal amount in excess of, or with a potential maximum liability in excess of, Euro 100,000 in each case or Euro 500,000 in aggregate;

3.5.8	do any of the following:

(a)	make any material amendment to the terms and conditions of employment of any employee (other than those required by law or a collective bargaining agreement and those made pursuant to any annual salary review);

(b)	provide or agree to provide any gratuity, payment or benefit in excess of Euro 2,500 to any employee (or in excess of Euro 50,000 to employees in aggregate) other than as may be due to an employee as a condition of a contract of employment entered into in the normal course;

(c)	dismiss any Key Employee or materially change the terms on which a Key Employee is engaged; or

(d)	engage any additional person, other than on a definite term contract of no more than one year’s duration or for the purposes of replacing a person who has ceased to be employed by PanTel or a Subsidiary by a new employee in substantially the same position and on substantially the same terms of employment;

3.5.9	allot, issue, redeem or repurchase any share or loan capital (or option to subscribe the same) except within the PanTel Group or where required to do so in order to comply with any applicable legal or regulatory requirement;

3.5.10	permit any of its insurance policies to lapse or do anything which would make any policy of insurance void or voidable or amend any insurance contract, fail to notify any insurance claim in accordance with the provisions of the relevant policy or settle any such claim below the amount claimed (where such act or omission is material);

3.5.11	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture; or

3.5.12	make any change to its accounting practices or policies (other than as may be required by a member of the KPN Group to reflect changes made within the KPN Group) or amend its constitutional documents.

4.	STAGE 1

4.1	Stage 1 Completion is conditional on:

4.1.1	the negotiations with MÁV and PTInvest being successful such that on Stage 1 Completion Date either:

(a)	HTCC can purchase the MÁV Interest and/or the PTInvest Interest; or

(b)	KPN or Pansource can purchase the MÁV Interest and/or the PTInvest Interest; or

(c)	in default of the happening of (a) and/or (b), HTCC otherwise enters into Control of PanTel so that the ends envisaged by this Agreement can be achieved in a manner and to a degree acceptable to all concerned;

4.1.2	the Hungarian Competition Authority approving the sales and purchases contemplated by this Agreement pursuant to the application referred to in Clause 2.1.1 above;

4.1.3	in the case of each of the Loan Facilities, the facility agent, the security agent or such other person designated by the relevant Loan Facility giving its written consent to the sales and purchases contemplated by this Agreement, in accordance with the terms of the relevant Loan Facility and related Finance Documents (as defined in the relevant Loan Facility);

4.1.4	such amendments being made to any Finance Documents (as defined in the relevant Loan Facility) as may be reasonably required by the facility agent or such other person designated by the relevant Loan Facility as a consequence of the sales and purchases as contemplated by this Agreement;

4.1.5	MÁV consenting to, and any other requisite consents being obtained for, the transfer of the Contribution Agreement from PanTel to Novacom in a form satisfactory to, and agreed by, HTCC;

4.1.6	receipt by HTCC of the declaration and guarantee or other document from MÁV and/or the Ministry of Economics and Transport in respect of its undertakings as contemplated under Clause 2.1.4 above;

4.1.7	receipt by Novacom or PanTel of the tax ruling in terms reasonably satisfactory to it, to KPN and to HTCC from the Hungarian Ministry of Finance as contemplated under Clause 2.1.2 above; and

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4.1.8	in the opinion of HTCC acting reasonably, there being no breach of the covenants up to Stage 1 Completion in Clause 3 which in its reasonable opinion has resulted in or is reasonably likely to result in a Material Adverse Change,

(the “Stage 1 Conditions Precedent”).

4.2	Within three (3) Business Days of the satisfaction (or, in the sole discretion of HTCC, the waiver of all or any of the Stage 1 Conditions Precedent under Clauses 4.1.5, 4.1.6 or 4.1.8) of a Stage 1 Condition Precedent for which one of the Parties is responsible for fulfilling or for having fulfilled, that Party shall serve a notice on the other Parties informing them of the satisfaction (or, in the case of HTCC, its waiver) of that Stage 1 Condition Precedent. Within three (3) Business Days of the service of the last of such notices, Pansource shall procure that the board of directors of PanTel convenes a general meeting of PanTel (to take place on the Stage 1 Completion Date) for the purposes of dealing with the matters set out in Clause 4.6.2.

4.3	The Parties shall use Best Endeavours to procure that the Stage 1 Conditions Precedent under Clauses 4.1.1, 4.1.5, 4.1.6 and 4.1.7 for which they are responsible for fulfilling or for having fulfilled are fulfilled by the date which is 3 months after signing this Agreement or by such other date as agreed by the Parties in writing. Alternatively, in the case of the Stage 1 Conditions Precedent under Clauses 4.1.5 and 4.1.6, HTCC may elect, in its sole discretion, to waive either or both of them either by the date which is 3 months after signing this Agreement or by such other date as agreed by the Parties in writing.

4.4	The Parties shall use Best Endeavours to procure that the remaining Stage 1 Conditions Precedent for which they are responsible are fulfilled by the date which is 4 months after signing this Agreement or by such other dates as agreed by the Parties in writing. Alternatively, in the case of the Stage 1 Condition Precedent under Clause 4.1.8, HTCC may elect, in its sole discretion, to waive it either by the date which is 4 months after signing this Agreement or by such other date as agreed by the Parties in writing.

4.5	If the Stage 1 Conditions Precedent are not:

4.5.1	fulfilled; or

4.5.2	in the case of the Stage 1 Conditions Precedent under Clauses 4.1.5, 4.1.6 and 4.1.8, waived by HTCC; or

4.5.3	in the case of the Stage 1 Condition Precedent under Clause 4.1.7 waived by both KPN and HTCC (in the event that neither KPN nor HTCC finds the terms of the tax ruling under Clause 2.1.2 to be in terms reasonably satisfactory to it) or waived by either of KPN or HTCC, as the case may be (in the event that either KPN or HTCC finds the terms of the tax ruling under Clause 2.1.2 not to be in terms reasonably satisfactory to it), by the date which is 6 months after signing this Agreement or by such other date as agreed by the Parties in writing, then, all of the Clauses of this Agreement shall cease to have effect (save in respect of Clause 1 (Definitions), Clause 13 (Announcements and Confidentiality), Clause 14 (Notices) and Clause 17 (Governing Law and Arbitration) all of which shall survive termination of this Agreement).

4.6	On the Stage 1 Completion Date or, if applicable, earlier:

4.6.1	Subject to the successful conclusion of negotiations for the sale and purchase of the MÁV Interest and/or the PTInvest Interest, HTCC or Pansource, as the case may be, will purchase the MÁV Interest and/or the PTInvest Interest by execution of the share sale and purchase agreements with MÁV and PTInvest;

4.6.2	A general meeting of PanTel shall take place at which it is acknowledged or resolved, as the case may be, that:

(a)	subject to Pansource’s right to maintain representation on the board of directors and the supervisory board of PanTel in accordance with the New Shareholders Agreement or the Control Agreement, as the case may be, those members of the board of directors and supervisory board of PanTel shall resign as HTCC shall require and shall have notified to Pansource at least 5 Business Days before Stage 1 Completion;

(b)	those persons as HTCC is entitled to nominate are appointed as members of the board of directors and supervisory board of PanTel;

(c)	PanTel’s deed of foundation be amended (to the extent possible under the applicable laws of the Republic of Hungary) to reflect the terms of the New Shareholders’ Agreement applicable from Stage 1 Completion until either Stage 3 Completion or the reversion of Control envisaged in Clause 7.10.4, it being understood that, subject to compliance with the applicable laws of the Republic of Hungary, if there remains any conflict or inconsistency between the provisions of the New Shareholders Agreement and the deed of foundation, the New Shareholders Agreement shall prevail; and

(d)	PanTel will be renamed “PanTel Holding Rt.”;

4.6.3	Pansource and KPN shall procure that PanTel will pass a Member’s Resolution changing the name of Novacom to “PanTel Kft”;

4.6.4	KPN, Pansource, MÁV, KFKI and PTInvest, being parties to the PanTel Shareholders Agreement, shall terminate the PanTel Shareholders Agreement, confirming that they have no liability or other claims whatsoever against each other arising out of the PanTel Shareholders Agreement and that each indemnifies HTCC for any loss or damage caused by an action brought by any of the others and KPN shall provide written evidence thereof to HTCC;

4.6.5	Pansource and KPN shall deliver to HTCC:

(a)	a declaration by each of them and by the other parties to the PanTel Shareholders Agreement as contemplated under Clause 4.6.4 above; and

(b)	a new shareholders agreement, executed by Pansource, (which shall come into force on signing) in substantially the form attached to this Agreement as Appendix 1 (the “New Shareholders Agreement”), in which Pansource and HTCC shall agree inter alia as follows:

(i)	HTCC shall be entitled to manage PanTel by appointing the CEO and other officers and by appointing the majority of the Board of Directors and the Supervisory Board;

(ii)	Pansource will agree to limit its shareholder rights in order that HTCC will be de facto majority shareholder, save that Pansource will be responsible, in accordance with the terms of this Agreement and in consultation with HTCC, for the transfer or contribution of PanTel’s Assets and Liabilities to Novacom and for the sale of PanTel’s holdings in Novacom and the other Subsidiaries to HTCC; and

(iii)	that in the circumstances described in Clause 7.10.4 Control over PanTel reverts to Pansource;

(c)	in the circumstances set out in Clauses 2.1.3(e) or 2.1.3(f), the Control Agreement;

4.6.6	HTCC shall deliver to Allen & Overy, a bank guarantee from a reputable Hungarian or international bank in favour of Pansource in terms reasonably satisfactory to Pansource in respect of the payment of the Stage 3 consideration stated in Clause 7.2 below, which Allen & Overy shall hold for the time being under a duty to:

(a)	deliver it to Pansource, if HTCC fails to pay the Stage 3 consideration to PanTel as and when it is due; or

(b)	return it to HTCC if, at any time after Stage 1 Completion but before and including Stage 3 Completion, the power of attorney granted by Pansource to HTCC is wilfully or knowingly withdrawn or not renewed or Pansource wilfully or knowingly does something or fails to do something that causes the power of attorney to be in less than full force and effect, other than by reason of the power of attorney being withdrawn concurrently with the lapsing of the bank guarantee in the event that Stage 3 Completion does not take place, but HTCC remains a shareholder in PanTel, as contemplated in Clause 7.10.4;

4.6.7	HTCC shall execute the New Shareholders Agreement or the Control Agreement, as appropriate; and

4.6.8	HTCC or Pansource, as the case may be, shall be registered in the share registry of PanTel as the owner of the PTInvest Interest and the MÁV Interest.

5.	CAPITAL INCREASE OF NOVACOM

As soon as practicable after Stage 1 Completion, Pansource shall procure that PanTel initiates and does whatever is necessary for implementing an increase of the registered capital of Novacom by way of contribution of certain Assets as an in-kind contribution, with the understanding that the statutory corporate documents relating to the registered capital increase will not be submitted to the Court of Registration until Stage 2 Completion Date.

6.	STAGE 2

6.1	In Stage 2, Novacom shall acquire PanTel’s Assets and Liabilities in accordance with the PanTel Asset Sale and Purchase Agreement and the capital increase referred to in Clause 5. For the avoidance of doubt, Pansource and KPN are responsible for the proper completion of this Stage 2.

6.2	The Stage 2 consideration payable by Novacom to PanTel for all of PanTel’s Assets and Liabilities will be settled by way of (i) the increase in its quotaholding in Novacom in return for the in-kind contribution as referred to in Clause 5 and (ii) the assumption by Novacom of PanTel’s Liabilities.

6.3	Stage 2 Completion is conditional on

6.3.1	Stage 1 Completion having taken place; and

6.3.2	Novacom entering into those interconnection agreements which are necessary for the continuation of the Business,

(the “Stage 2 Conditions Precedent”)

it being acknowledged and agreed by Pansource and KPN that HTCC may in its sole discretion elect to waive the condition set out in Clause 6.3.2 in whole or in part or to deem it as having been complied with. The Parties agree to use their Best Endeavours to fulfil the Stage 2 Conditions Precedent as soon as reasonably practicable.

6.4	On the Stage 2 Completion Date, or, if applicable, earlier:

6.4.1	Pansource and KPN will procure that PanTel enters into an agreement on substantially the same terms as set out in the PanTel Asset Sale and Purchase Agreement;

6.4.2	Each Party will do such acts and make such deliveries as are required to complete the PanTel Asset Sale and Purchase Agreement;

6.4.3	Pansource and KPN shall procure that Novacom submits the corporate documents relating to the capital increase referred to in Clause 5 to the competent Court of Registration;

6.4.4	Pansource and KPN shall procure that funds are provided to Novacom and/or PanTel in accordance with an agreement between the respective parties, a draft of which is to be approved by HTCC, for the purpose of financing the VAT and the transfer taxes (on a non-refundable basis in the case of the funds for the transfer taxes liability and on the basis that Novacom undertakes to immediately pay back to Pansource and/or to PanTel the VAT once refunded to Novacom by the Hungarian tax authority) determined as being payable following receipt of the tax ruling referred to in Clause 2.1.2 and that Novacom shall thereafter make the appropriate payment of transfer taxes (if any) and PanTel shall make the appropriate payment of VAT, if applicable, providing HTCC with evidence thereof;

6.4.5	Pansource shall procure that PanTel will provide to HTCC a copy of:

(a)	the application submitted by it to the Communications Authority, by which it withdraws from its designated number range; and

(b)	a copy of an application dated the same date submitted by Novacom to the Communications Authority, by which it applies for that same number range;

6.4.6	Pansource shall procure that PanTel will provide to HTCC a copy of:

(a)	the application submitted by it to the Communications Authority, by which it withdraws from its frequency allocations and radio licences (other than those relating to the 3.5 GHz frequency range); and

(b)	a copy of an application dated the same date submitted by Novacom to the Communications Authority, by which it applies for those same frequency allocations and those same radio licences;

6.4.7	Pansource shall procure that PanTel will provide to Novacom and to HTCC a list of all customer contracts transferred from it to Novacom (plus a copy of the written consent to transfer where such consent is required). Pansource will use its Best Endeavours to ensure that the value of the customer contracts transferred is at least equal to 80% of the gross revenue of PanTel for the 12 month period ending on Stage 3 Completion Date; and

6.4.8	Pansource shall procure that PanTel and Novacom will enter into the Outsourcing Agreement under which Novacom will agree to perform all of PanTel’s obligations to be discharged following Stage 2 Completion under those of its contracts in relation to which the counterparty has not consented (where such consent is required) to the transfer of the contract to Novacom in return for payment by PanTel in accordance with the terms of the Outsourcing Agreement.

7.	STAGE 3

7.1	In Stage 3, HTCC shall acquire PanTel’s holdings in Novacom and the other Subsidiaries in accordance with the Novacom Sale and Purchase Agreement and (provided that HTCC is a shareholder in PanTel) Pansource shall acquire HTCC’s shares in PanTel in accordance with the PanTel Share Sale and Purchase Agreement.

7.2	The Stage 3 consideration payable:

7.2.1	by HTCC to PanTel for its holdings in Novacom and the other Subsidiaries under the Novacom Sale and Purchase Agreement shall be Euro 17 million plus the aggregate of the amounts paid for, or attributable to, the MÁV Interest and the PTInvest Interest on the basis of the negotiations under Clause 2.1.3;

7.2.2	by Pansource to HTCC for its shares in PanTel under the PanTel Share Sale and Purchase Agreement shall be the aggregate of the amounts paid by HTCC to MÁV and to PTInvest respectively for the MÁV Interest and for the PTInvest Interest.

7.3	Stage 3 Completion is conditional on:

7.3.1	Stage 2 Completion having taken place;

7.3.2	all the Assets owned by PanTel having become legally owned by Novacom, free of any encumbrance other than under the PanTel Loan Facility as may be amended as contemplated by Clause 4.1.4, or Novacom having the right to freely use or exploit those Assets and all the Liabilities of PanTel having been transferred to Novacom;

7.3.3	the capital increase referred to in Clause 5 having been registered by the Court of Registration;

7.3.4	Pansource and KPN procuring PanTel to deliver to HTCC a letter from the managing director of Novacom offering his resignation from his position as managing director and confirming that he has no claims against Novacom;

7.3.5	either:

(a)	Novacom having repaid to Pansource, PanTel and/or KPN the funds advanced by one or other of them under the agreement referred to in Clause 6.4.4 (except that this condition shall be deemed to have been satisfied for the purposes of proceeding to Stage 3 Completion if the Hungarian tax authority retains an amount from the VAT reclaimed by Novacom, and as a result this amount is not repaid to Pansource and/or KPN, in relation to which Pansource would otherwise be liable to HTCC under the Warranties or the indemnity in Clause 7.6 (in which event, for the avoidance of doubt, (i) Pansource and KPN shall no longer be liable to HTCC for that amount under the Warranties or such indemnity, (ii) in assessing whether Pansource would otherwise be liable under the Warranties the limitations in Schedule 3 (Limits on Warranty

Claims) will apply and, if applicable, the maximum aggregate liability of Pansource under the Warranties (as set out in paragraph (2)(c) of Schedule 3) shall be reduced by the relevant amount, and (iii) where Pansource and KPN dispute the amount retained, HTCC shall co-operate with them in challenging the Hungarian tax authority, in particular by doing those things set out in paragraphs (4)(a) and (b) of Schedule 3)); or

(b)	HTCC having delivered to Pansource and/or KPN a bank guarantee (from a reputable Hungarian or international bank) in terms reasonably satisfactory to KPN in respect of the repayment of the said funds; and

7.3.6	HTCC being satisfied (acting reasonably) that each of the warranties contained in the Novacom Sale and Purchase Agreement is true as at the Stage 3 Completion Date.

(the conditions under the above paragraphs being the “Stage 3 Conditions Precedent”). HTCC may at its sole discretion elect to waive the conditions set out in Clauses 7.3.2 to 7.3.4 inclusive and 7.3.6 in whole or in part or to deem them as having been complied with. KPN or Pansource may at its sole discretion elect to waive the condition set out in Clause 7.3.5 in whole or in part or to deem it as having been complied with. The Parties agree to use their Best Endeavours to fulfil the Stage 3 Conditions Precedent by 15 December 2004.

7.4	Subject to Clause 7.8, KPN and Pansource shall be responsible (in consultation with HTCC) for ensuring that PanTel or Novacom as the case may be has properly:

7.4.1	valued (in accordance with fair market value) and classified all elements of the Assets and Liabilities transfer or contribution to take place in Stage 2;

7.4.2	reported and paid the VAT and the transfer tax liabilities arising from that Assets and Liabilities transfer or contribution;

7.4.3	met all of the prerequisites for a refund or deduction (as appropriate) of the VAT incurred; and

7.4.4	insofar as permitted by law, reclaimed the VAT incurred.

7.5	KPN and Pansource shall confirm to Novacom and HTCC on Stage 3 Completion Date either that:

7.5.1	Novacom has paid back to Pansource and/or KPN the funds referred to in Clause 7.3.5(a); or

7.5.2	one of them has received from HTCC the bank guarantee referred to in Clause 7.3.5(b).

7.6	Subject to Clause 7.8, Pansource and KPN hereby agree to fully indemnify HTCC and Novacom against any loss or damage (including penalties and late payment interest imposed by the Hungarian tax authority) that either might incur as the result of or arising from:

7.6.1	the payment and reclaim of the VAT incurred in Stage 2;

7.6.2	any claim made by the Hungarian tax authority in relation to VAT or stamp or transfer duties arising from the Assets and Liabilities transfer; or

7.6.3	any failure on the part of Pansource to ensure that all the prerequisites for a refund or deduction (as appropriate) of VAT are met.

7.7	For the avoidance of doubt, KPN and Pansource acknowledge and agree that the indemnity referred to in Clause 7.6 shall not be subject to any of the limitations contained in this Agreement applicable to warranties generally and, in particular, shall not be subject to the limitations contained in, and to the other provisions of, Schedule 3 and no claim under the indemnity shall be subject to the provisions of that Schedule.

7.8	Without prejudice to the generality of Clause 7.7, to the extent that the tax ruling referred to in Clause 2.1.2 addresses the matter concerned, KPN and Pansource shall not be liable to HTCC or to Novacom in relation to any loss or damage that either might incur as the result of or arising from any claim made by the Hungarian tax authority in relation to VAT, unless that claim is based on:

7.8.1	any failure on the part of KPN or Pansource to comply with any condition or requirement of the tax ruling;

7.8.2	any thing done or not done by KPN or Pansource that causes the tax ruling or any part of it to be inapplicable; or

7.8.3	a pre-existing liability in Novacom as referred to in Clause 7.3.5(a).

7.9	On the Stage 3 Completion Date:

7.9.1	HTCC and PanTel shall enter into the Novacom Sale and Purchase Agreement;

7.9.2	Pansource and HTCC shall enter into the PanTel Share Sale and Purchase Agreement;

7.9.3	HTCC shall deliver to Pansource the resignation letters of those members of the board of directors and supervisory board of PanTel nominated by HTCC and appointed at Stage 1 Completion, confirming that they have no claims against PanTel; and

7.9.4	A general meeting of PanTel shall take place at which it is acknowledged or resolved, as the case may be, that:

(a)	those members of the board of directors and supervisory board of PanTel nominated by HTCC shall resign;

(b)	those persons as Pansource is then entitled to nominate are appointed as members of the board of directors and supervisory board of PanTel;

(c)	PanTel’s deed of foundation be amended to reflect the changes in PanTel following Stage 3 Completion; and

(d)	“PanTel Holding Rt.” will be renamed “Pansource Rt.”.

7.10	If the Stage 3 Conditions are not fulfilled or waived by the relevant Party by 30 June 2005 or by such other date as agreed by the Parties in writing and if HTCC is a shareholder in PanTel:

7.10.1	Pansource shall have a period of up to twenty (20) Business Days following 30 June 2005 or such other date agreed by the Parties to exercise a put option, putting the Pansource Interest to HTCC at a purchase price of Euro 21.5 million in cash, in which event the New Shareholders’ Agreement shall terminate;

7.10.2	but if Pansource does not exercise its put option within the time period specified under Clause 7.10.1 or gives earlier written notice to HTCC that it will not be exercising its put option, the “Pansource Option Deadline”, then HTCC and Pansource will meet as soon as reasonably practicable thereafter to discuss the possibility of implementing as nearly as possible the transactions contemplated under this Agreement by means of a voluntary dissolution of PanTel or in any other manner, such that the Business is transferred to HTCC and Pansource or KPN receives Euro 17 million by (for example and subject to determining the proper legal structure):

(a)	HTCC paying the Euro 17 million into PanTel prior to the voluntary dissolution and PanTel’s assets being distributed in the voluntary dissolution in such a way that HTCC acquires the Business and Pansource receives the Euro 17 million; or

(b)	HTCC paying the Euro 17 million directly to Pansource or KPN upon the Business being distributed to HTCC in the voluntary dissolution; or

(c)	Pansource and HTCC entering into an asset purchase agreement following the voluntary dissolution to ensure that HTCC acquires the Business and Pansource receives the Euro 17 million.

7.10.3	If, at the end of the discussions referred to in Clause 7.10.2 but in any event at the end of a period of twenty (20) Business Days following the Pansource Option Deadline, it appears to HTCC that it will not be possible to implement the transactions in a manner acceptable to HTCC by means of a voluntary dissolution of PanTel or in any other manner, HTCC shall have a period of up to twenty (20)

Business Days to exercise a put option, putting its shares in PanTel to Pansource, which shall purchase them for Euro 7,094,228, in which event the New Shareholders’ Agreement shall terminate and HTCC shall procure that no decision or action relating to the operations or affairs of PanTel will be made or taken (whether by the CEO, board of directors or supervisory board of PanTel or otherwise) without the prior written approval of Pansource, until such time as a general meeting of PanTel is convened, inter alia, to recall the members of the board of directors and supervisory board of PanTel nominated by HTCC;

7.10.4	but if neither Pansource nor HTCC exercises its option under this Clause 7.10, then both shall remain shareholders in PanTel on the basis that, in accordance with the New Shareholders’ Agreement:

(a)	HTCC shall no longer be de facto majority shareholder and the power of attorney granted to HTCC under the New Shareholders’ Agreement shall be automatically and immediately revoked, such that Pansource shall have all the rights, not limited in any way, that a shareholder holding in excess of 75% of the shares of a részvénytársaság has under the Companies Act or otherwise under Hungarian law;

(b)	Pansource shall be entitled to manage PanTel by appointing the CEO and other officers and by appointing the majority of the board of directors and the supervisory board;

(c)	Pansource and HTCC shall procure that the board of directors of PanTel immediately convenes a general meeting of PanTel for the purpose of giving effect to Pansource’s rights under Clause 7.10.4(b) and HTCC undertakes that it shall procure in the meantime that no decision or action relating to the operations or affairs of PanTel will be made or taken (whether by the CEO, board of directors or supervisory board of PanTel or otherwise) without the prior written approval of Pansource; and

(d)	KPN and Pansource shall procure that Allen & Overy return the bank guarantee to HTCC, as contemplated under Clause 4.6.6(b).

7.11	If applicable, HTCC agrees that it will agree to amendments to the Control Agreement such that Pansource resumes Control of PanTel and HTCC is removed as a party to the Control Agreement and HTCC shall procure that no decision or action relating to the operations or affairs of PanTel will be made or taken (whether by the CEO, board of directors or supervisory board of PanTel or otherwise) without the prior written approval of Pansource, until such time as a general meeting of PanTel is convened, inter alia, to recall the members of the board of directors and supervisory board of PanTel nominated by HTCC.

7.12	If the Parties have not been able to find a way to implement the transactions in an acceptable manner by 31 December 2005 all of the Clauses of this Agreement shall cease to have effect (save in respect of Clause 1 (Definitions), this Clause 7, Clause 13 (Announcements and Confidentiality), Clause 14 (Notices) and Clause 17 (Governing Law and Arbitration) all of which shall survive termination of this Agreement).

8.	STAGE 4 AND PANTEL’S 3.5 GHZ LICENCE

8.1	Stage 4 will be the period in which there is an on-going relationship between PanTel and Novacom and between Novacom and KPN.

8.2	Novacom and PanTel will continue to carry out their respective obligations under the Outsourcing Agreement.

8.3	In the absence of any change in the regulatory regime permitting the transfer of licences relating to the 3.5 GHz frequency range by the later of 31 August 2004 and Stage 1 Completion Date or such other date agreed between the Parties, Pansource will cause PanTel to effect forthwith a de-merger of an entity holding the 3.5 GHz licences and the equipment related to the use of that range, following which it will transfer that entity to Novacom for a consideration of Euro 2 and on terms substantially the same as those in the PanTel Share Sale and Purchase Agreement.

8.4	If at any time after Stage 1 Completion Date there is a change in the regulatory regime permitting the transfer of licences relating to the 3.5 GHz frequency range, Pansource may (and HTCC may request Pansource, such request not to be unreasonably refused, to) cause PanTel to stop any de-merger proceedings under Clause 8.3, and to forthwith make an application and/or do all other acts to withdraw from its frequency allocation and radio licences for the 3.5 GHz frequency range in favour of an application by Novacom for that frequency allocation and for those radio licences and to transfer its equipment related to the use of that range to Novacom for a consideration of Euro 1 and on terms substantially the same as those in the PanTel Asset Sale and Purchase Agreement.

8.5	If by Stage 2 Completion Date the de-merger and transfer under Clause 8.3 have not been completed or the change in the regulatory regime, actions and transfer under Clause 8.4 have not occurred, Pansource will cause PanTel to make available to Novacom the benefit of its rights to the 3.5 GHz frequency range and of its equipment related to the use of that range in order that Novacom may provide services to customers using the 3.5 GHz frequency until the earlier of (a) the de-merger and transfer under Clause 8.3 having been completed, (b) the change in the regulatory regime, actions and transfer under Clause 8.4 having occurred, and (c) Stage 4 Completion Date.

8.6	KPN and Pansource undertake that they will maintain the corporate existence of PanTel up until Stage 4 Completion Date and in particular will take all necessary steps to prevent PanTel being liquidated or dissolved at the instance of any third party. Pansource may (and HTCC may request Pansource, such request not to be unreasonably refused, to) extend Stage 4 Completion Date in order to take account, among other things, of the imminent registration of the de-merger or change in the regulatory regime permitting the transfer of licences relating to the 3.5 GHz frequency range but if the de-merger and transfer under Clause 8.3 have not been completed or the change in the regulatory regime, actions and transfer under Clause 8.4 have not occurred by 30 June 2006, Pansource shall halt the de-merger or licence transfer process (unless otherwise agreed by the Parties). In this case the licences relating to the 3.5 GHz frequency range will remain in PanTel and Pansource will pay to HTCC Euro 500,000 as compensation for the loss of the licences.

8.7	KPN agrees that it will consent to the assignment without fee or penalty of the Voice Exchange Framework Agreement and the Data Framework Agreement concluded with PanTel from PanTel to Novacom on the same financial and other terms as they were on before transfer and it undertakes not to terminate either or decrease or cancel the services currently provided under such agreements before 1 July 2006, except that if KPN receives an offer from an alternative supplier for the supply of any service similar to the services currently provided under the Voice Exchange Framework Agreement or the Data Framework Agreement and the terms of the alternative offer are more advantageous for KPN, KPN shall be entitled to accept the service from the alternative supplier unless PanTel agrees to at least match the terms of the alternative offer within five (5) Business Days of receiving from KPN written notice of the alternative offer, which notice shall include a copy of that alternative offer.

8.8	Subject to Clause 10.4, until 1 July 2006 KPN undertakes not to build or acquire in Hungary any Infrastructure related to the services currently provided under the Voice Exchange Framework Agreement and the Data Framework Agreement which would compete with HTCC’s infrastructure and thereby reduce KPN’s need (if any) for the services under Clause 8.7 above.

9.	WARRANTIES

9.1	Pansource warrants to HTCC and to each member of the HTCC Group from time to time that each of the statements set out in Part 1 of Schedule 2 is accurate in all material respects as at the date of this Agreement, save as disclosed in the Disclosure Letter or as otherwise specified in this Agreement.

9.2	The Parties agree that in the event of any breach of the statements set out in Part 1 of Schedule 2, any member of the HTCC Group from time to time may claim against Pansource in respect of that breach.

9.3	Pansource’s liability in connection with the Warranties shall be subject to the limitations contained in, and to the other provisions of, Schedule 3 and any Warranty Claim shall be subject to the provisions of that Schedule.

9.4	KPN warrants to HTCC that each of the statements set out in Part 2 of Schedule 2 is accurate in all material respects as at the date of this Agreement.

9.5	HTCC warrants to Pansource and KPN that the following statements are accurate in all material respects as at the date of this Agreement:

9.5.1	HTCC:

(a)	is a corporation validly existing under the laws of the state of its incorporation with the requisite power and authority to enter into and to perform this Agreement; and

(b)	has taken all necessary corporate actions to authorise the execution and performance of its obligations under this Agreement;

9.5.2	this Agreement constitutes valid and binding obligations of HTCC;

9.5.3	compliance with the terms of this Agreement will not constitute a default or a breach under any provision of:

(a)	HTCC’s memorandum or articles of association or other constitutional documents; or

(b)	any order, judgment, decree or regulation or any other restriction of any kind by which HTCC is bound; or

(c)	any agreement or contract to which HTCC is a party or by which it is bound; and

9.5.4	other than as contemplated by this Agreement, no announcements, consultations, notices, reports or filings are required to be made by HTCC or any Affiliate of it in connection with the transactions contemplated by this Agreement nor are any consents, approvals, registrations, authorisations or permits required to be obtained in connection with the execution and performance of this Agreement.

10.	NON-COMPETITION AND NON-SOLICITATION OF EMPLOYEES

10.1	Subject to Clauses 10.2 to 10.4, KPN undertakes with HTCC that neither it nor any KPN Affiliate will during the 30 months commencing on Stage 1 Completion Date directly or indirectly through a company or other entity that it Controls:

10.1.1	compete with the fixed line telephony business carried on in Hungary by Hungarotel Rt. or by any of the companies currently in the PanTel Group;

10.1.2	in competition with the Business as now carried on, canvass or solicit the custom of any person, firm or company who, to the best knowledge of KPN or Pansource, has within one year prior to Stage 1 Completion been a regular or frequent customer of any company currently in the PanTel Group; or

10.1.3	induce or seek to induce any Key Employee to become employed whether as employee, consultant or otherwise by it or by any other person whether or not such Key Employee would thereby commit any breach of his contract of service.

10.2	HTCC acknowledges that it is the stated intention of KPN to sell its 51% shareholding in Euroweb International and, pending such sale and subject to KPN not being an active shareholder in Euroweb International, it agrees that for the purposes of Clause 10.1.1 KPN shall be deemed not to Control Euroweb International and that Euroweb International is therefore excluded from the scope of KPN’s undertaking not to compete in Clause 10.1.1. Further, KPN undertakes to HTCC that, during the 30 months commencing on Stage 1 Completion Date, if requested by HTCC, it will sell international internet bandwidth to HTCC at a price and on other terms which are not greater (in the case of price) or less advantageous (in the case of other terms) than the basis on which it would sell the same international internet bandwidth to Euroweb International.

10.3	Nothing in this Clause 10 shall prevent KPN or any of its Affiliates from:

10.3.1	operating a point of presence anywhere in Hungary; or

10.3.2	publishing any advertisement in any local or national newspaper or other publication or on any website, or from negotiating with any person who replies to any such advertisement or who initiates any contact with KPN or any of its Affiliates, or recruiting any person through an employment agency provided that neither KPN nor any of its Affiliates encourages or advises such agency to approach a Key Employee.

10.4	Further, if apparently in breach of the provisions of Clause 10.1.1 or Clause 8.7, KPN or any of its Affiliates acquires an interest in a business or company that competes with the Business:

10.4.1	as a result of becoming a subsidiary of a third party; or

10.4.2	as a part of a larger transaction or acquisition,

there will be no breach of this Clause 10 or Clause 8.7 provided in each case that the transaction has not taken place with a primary purpose of permitting KPN or one or more of its Affiliates to compete against PanTel or any of it Subsidiaries.

10.5	Each undertaking contained in this Clause shall be construed as a separate undertaking and if any of the undertakings shall be held to be void the remaining undertakings shall continue to bind. While the undertakings contained in this Clause are considered by the Parties to be reasonable in all circumstances, if one or more should be held invalid but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

11.	ROLE OF KPN

11.1	KPN agrees and undertakes to cause and procure Pansource to comply in full with each of its obligations under this Agreement. Without prejudice to the foregoing, where any obligation in this Agreement is stated to be the obligation of Pansource and KPN together, each shall be jointly and severally liable.

11.2	If Pansource fails to perform any of its obligations under this Agreement (including for the avoidance of doubt the payment of any damages in respect of any breach of warranty or any other term of this Agreement) - whether because Pansource ceases to exist or otherwise - KPN will indemnify HTCC for all and any loss or damage suffered by it as a consequence of Pansource’s failure.

12.	ENTIRE AGREEMENT

12.1	This Agreement and the documents referred to in it contain the whole agreement between the Parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to those transactions.

12.2	Each of the Parties acknowledges that, in agreeing to enter into this Agreement, it has not relied on any representation, warranty, undertaking or other assurance except those set out in this Agreement. Without prejudice to the foregoing, HTCC acknowledges that it has not relied on any representations or warranties or other information on the PanTel Group provided by EPIC-European Privatisation and Investment Corporation or on any other written or oral information supplied by or on behalf of PanTel or its advisers or made or supplied in connection with the negotiations of the sales and purchases under this Agreement. Each of the Parties waives all rights and remedies which, but for this subclause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance; providing that nothing in this subclause shall limit or exclude any liability for fraud.

13.	ANNOUNCEMENTS AND CONFIDENTIALITY

13.1	No announcement concerning the transactions contemplated by this Agreement or any ancillary matter will be made before, on or after signature by KPN and Pansource or any member of PanTel’s Group or HTCC or any member of the HTCC Group without prior consultation with and (unless the announcement is required by law or any relevant regulatory authority) without the prior written approval of the Parties (such approval not to be unreasonably withheld or delayed).

13.2	KPN and Pansource shall, and (prior to Stage 1 Completion) shall procure that PanTel’s Group shall, keep confidential all information provided by or on behalf of HTCC or otherwise obtained by or in connection with this Agreement which relates to the HTCC Group and that, if after completion or termination or rescission of this Agreement in accordance with its terms KPN, Pansource or (in the event of termination or rescission of this Agreement only) PanTel holds confidential information relating to the HTCC Group, then the party holding that information shall keep it confidential and shall return that information to HTCC or destroy it, in each case without retaining copies.

13.3	HTCC shall, and shall procure that the HTCC Group shall, keep confidential all information provided by or on behalf of KPN or Pansource or otherwise obtained by or in connection with this Agreement which relates to the KPN Group or the Pansource Group and that, if after completion or termination or rescission of this Agreement in accordance with its terms any member of the HTCC Group holds confidential information relating to the KPN Group or the Pansource Group, then the party holding that information shall keep it confidential and shall return that information to KPN or Pansource or destroy it, in each case without retaining copies.

13.4	Clauses 13.2 and 13.3 above shall not prevent disclosure of confidential information:

13.4.1	to the extent required by law or regulation but in those circumstances the relevant party shall give the other party prompt written notice where practicable and lawful to do so before the disclosure occurs so that the other party can pursue any opportunity to resist disclosure though appropriate legal means;

13.4.2	to the extent required by any securities exchange or regulatory or governmental body to which any party is subject;

13.4.3	to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by any person; or

13.4.4	to professional advisers, to the extent required for the purposes of this Agreement, subject to equivalent undertakings of confidentiality.

14.	NOTICES

14.1	Any notice or other document to be served under this Agreement must be in the English language and may be delivered or sent by recorded express post or facsimile process to the Party to be served at its address appearing in this Agreement or at such other address as it may have notified to the other Parties in writing in accordance with this clause.

14.2	Any notice or document shall be deemed to have been served:

14.2.1	if delivered, at the time of delivery; or

14.2.2	if posted for express delivery, at 10.00 a.m. on the third Business Day after it was put into the post; or

14.2.3	if sent by facsimile process, at the expiration of two hours after the time of despatch, if despatched before 3.00 p.m. on any Business Day, and in any other case at 10.00 a.m. on the Business Day following the date of despatch.

14.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted for express recorded delivery or that the facsimile message was properly addressed and despatched and the correct answerback or identity code was received as the case may be.

14.4	The address and facsimile number of the Parties for all notices or other communications under or in connection with this agreement are:

(a)	In the case of Pansource:

	Attention:	Gert-Jan Wunderink
	Address:	Maanplein 55, 2516 CK the Hague, the Netherlands
	Telephone:	(31 70) 343 4558
	Facsimile:	(31 70) 343 2112

(b)	In the case of KPN:

	Attention:	Chief Legal Officer
	Address:	Maanplein 55, 2516 CK the Hague, the Netherlands
	Telephone:	(31 70) 446 0203
	Facsimile:	(31 70) 446 0675

(c)	In the case of HTCC:

	Attention:	Ole Bertram
	Address:	1201 Third Avenue, Suite 3400, Seattle, WA 98101-3034
	Telephone:	(1) 206 654-2211
	Facsimile:	(1) 206-652-2911

With a copy to
	Attention:	Ole Bertram
	Address:	Teréz krt. 46, 1066 Budapest, Hungary
	Telephone:	(36 1) 474 7701
	Facsimile:	(36 1) 474 0351

15.	GENERAL

15.1	No Party shall be entitled to assign or transfer its rights or obligations under this Agreement or any of them without the prior written consent of the other Parties, such consent not to be unreasonably withheld or delayed.

15.2	Each Party shall pay the costs and expenses incurred by it in connection with the entering into of this Agreement.

15.3	This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any Party may enter into this Agreement by executing a counterpart.

16.	TERM, TERMINATION

16.1	Except as provided otherwise, this Agreement shall terminate with the mutual and express written consent of the Parties.

16.2	On termination of this Agreement, the rights and liabilities of the parties which have accrued beforehand shall continue to subsist and the provisions in Clause 1 (Definitions), Clause 13 (Announcements and Confidentiality), Clause 14 (Notices) and Clause 17 (Governing Law and Arbitration) shall survive.

17.	GOVERNING LAW AND ARBITRATION

17.1	This Agreement is governed by, and shall be construed in accordance with, the laws of Hungary.

17.2	Any dispute which arises or occurs in relation to any thing or matter arising out of or in connection with this Agreement which is not resolved within thirty (30) days of notice of a dispute being given by a Party shall, at the request of either the applicant Party or the respondent Party, be referred to arbitration under the rules of the Permanent Arbitration Court attached to the Hungarian Chamber of Trade and Industry, Budapest. The place of the arbitration shall be Budapest, Hungary and the language of the arbitration shall be English. Arbitration shall be before a panel of three arbitrators. Each Party to the dispute shall be entitled to choose one arbitrator. The arbitrators so chosen by the Parties to the dispute shall then choose one more arbitrator. The decision and award of the arbitral tribunal shall be final, non-appealable and binding on the Parties, their successors and assignees.

AS WITNESS this Agreement has been signed by and on behalf of the Parties the day and year first before written.

SIGNED BY	G. J. Wunderink
for and on behalf of KPN Telecom B.V.

SIGNED BY	G. J. Wunderink
for and on behalf of Pansource B.V.

SIGNED BY	Kaj Ole Bertram
for and on behalf of Hungarian Telephone and Cable Corp.

SIGNED BY	Kaj Ole Bertram
for and on behalf of Hungarotel Távközlési Rt.

SCHEDULE 1

Schedule 1, information about PanTel’s subsidiaries, is not being filed. The Registrant shall furnish supplementally a copy of any omitted schedule to the Commission upon request.

SCHEDULE 2

(WARRANTIES)

Part 1 - Pansource’s Warranties

1	Due Incorporation and Capacity

Pansource is a corporation validly existing under the laws of the Netherlands and PanTel and the Subsidiaries are corporations validly existing under the laws of their respective jurisdictions of formation. Pansource has the requisite power and authority to enter into and perform, and has taken all necessary corporate actions to authorise the execution and performance of, its obligations under this Agreement.

2	Valid Obligations

This Agreement constitutes valid and binding obligations of Pansource.

3	Recitals

The particulars relating to PanTel and the Subsidiaries set out in the recitals and in Schedule 1 to this Agreement are true and accurate.

4	Subsidiaries

PanTel is the owner of the Subsidiaries to the extent described in Schedule 1, which is an accurate list of all the corporate or other entities in which PanTel has a shareholding or other form of participation, whether in the form of ownership, power control or otherwise. PanTel is not in the process of establishing any new subsidiary.

5	Ownership of Shares

(1)	The shares comprising the Pansource Interest have been properly and validly allotted and issued and are each fully paid. Neither Pansource nor KPN nor any of their respective Affiliates has any interest in PanTel nor any of the Subsidiaries other than the Pansource Interest.

(2)	Save for those restrictions imposed under the PanTel Shareholders Agreement and the PanTel Loan Facility and related agreements:

(a)	there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting the Pansource Interest and there is no agreement or commitment to give or create any of the foregoing; and

(b)	Pansource is entitled to transfer or procure the transfer of the full legal ownership in the Pansource Interest to HTCC on the terms set out in this Agreement.

6	Arrangements with Shareholders

There are no arrangements or understandings currently in force between any of PanTel or the Subsidiaries and any of Pansource, KFKI, PTInvest or MÁV or their respective Affiliates relating to the management of any of PanTel’s or the Subsidiaries’ businesses, the ownership or transfer of ownership of PanTel or the Subsidiaries, the provision of loans or guarantees to, by or from any of PanTel or the Subsidiaries, or otherwise howsoever relating to their affairs save for the deed of foundation of PanTel or the deed of foundation (or other constitutional documents) of each Subsidiary or the PanTel Shareholders Agreement.

There are no claims or liabilities arising from any arrangements or understandings in respect of the matters set out above no longer in force between any of PanTel or the Subsidiaries and any of Pansource, KFKI, PTInvest or MÁV or their respective Affiliates.

7	Assets

(1)	PanTel and the Subsidiaries own, or otherwise have a legal right to use, all the assets (real or personal, tangible or intangible) that are necessary and material to the conduct of their businesses and operations as presently conducted.

(2)	To the best knowledge and belief of Pansource and subject to the restrictions imposed under the PanTel Loan Facility and related agreements, PanTel and the Subsidiaries have good and valid title to all assets owned by them which are referred to in the foregoing item (1), in each case free and clear of all liens, mortgages or other encumbrances other than liens that would not, individually or in the aggregate, materially detract from the values of such assets or materially interfere with the use of such assets or the conduct of the business and operations of PanTel or the Subsidiaries.

(3)	Each asset owned, leased or used by PanTel or by a Subsidiary:

(a)	is, where capable of possession by PanTel or by the relevant Subsidiary, in the possession or under the control of PanTel or the Subsidiary concerned;

(b)	is, where it is a physical asset which PanTel or the relevant Subsidiary is obliged to maintain, regularly maintained in the ordinary course of business and, where appropriate, in accordance with safety regulation required to be observed in relation to the maintenance of that asset.

(4)	PanTel’s and the Subsidiaries’ asset registers comprise an accurate record of all the plant, machinery, equipment, vehicles and other assets owned, possessed, leased or used by PanTel or the Subsidiary concerned.

(5)	The provisions made in the accounting records of PanTel as at 31 December 2003 in respect of receivables are adequate to cover potential losses on receivables outstanding on this date and each of the receivables shown in the accounting records of PanTel as at 31 December 2003 will either be covered by the provision made or will be realised in the usual course of collection.

8	Liabilities

(1)	Except as disclosed in the Disclosure Letter, neither PanTel nor any Subsidiary has outstanding nor has agreed to create or incur loan capital, borrowings or indebtedness in the nature of borrowings.

(2)	Neither PanTel nor any Subsidiary is a party to nor liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person’s obligation.

(3)	Other than as provided in the PanTel Loan Facility and related Finance Documents (as defined in the PanTel Loan Facility), no part of the loan capital, borrowings or indebtedness in the nature of borrowings of PanTel or of any Subsidiary is dependent on the guarantee or indemnity of, or security provided by, another person.

(4)	No event has occurred to the knowledge of Pansource which:

(a)	constitutes an event of default, or otherwise gives rise to an obligation to repay, under an agreement relating to borrowing or indebtedness in the nature of borrowing (or will do so with the giving of notice or the lapse of time or both); or

(b)	will lead to an encumbrance constituted or created in connection with borrowing or indebtedness in the nature of borrowing, a guarantee, an indemnity or other obligation of PanTel or of a Subsidiary becoming enforceable (or will do so with the giving of notice or the lapse of time or both).

(5)	None of Pansource, PanTel nor any of the Subsidiaries is aware of any fact, matter or circumstance that may result in an event contemplated in paragraph (4) above occurring.

9	Accounts

(1)	The Accounts for the financial years 2002 and 2003 were prepared on a basis consistent with that adopted in preparing the audited accounts for the previous financial period and in accordance with applicable law and generally accepted accounting principles and give a true and fair view of the state of affairs of PanTel and the Subsidiaries as at 31 December 2002 and as at 31 December 2003 and of the results of PanTel and the Subsidiaries for the financial years ended on 31 December 2002 and 31 December 2003 and make full disclosure of all actual liabilities and provide for or disclose contingent liabilities in accordance with PanTel’s accounting policies and with generally accepted accounting principles.

(2)	No event, fact or circumstance has occurred or is likely to occur that will give rise to the necessity of making a restatement of, or an amendment to, any of the Accounts of PanTel or of any of the Subsidiaries for any of the last three financial years.

(3)	The Accounts disclose or provide in accordance with applicable standards, principles and practices generally accepted in the jurisdiction to which PanTel or the Subsidiary concerned is subject for all Taxes liable to be assessed on PanTel or the Subsidiary, or for which it is or may become accountable (whether actual, contingent or deferred and whether or not PanTel or the Subsidiary has or may have a right of reimbursement against another person).

(4)	The Management Accounts have been properly prepared on a basis consistent with each other and with the Accounts for the relevant period.

10	Records

(1)	Save in the ordinary course of business, all material records and information belonging to PanTel or the Subsidiaries are in their possession or accessible by them.

(2)	All material business and operational information (including accounting and other corporate information) in relation to PanTel and to each of the Subsidiaries is adequately and properly documented to a degree and in a manner to be expected of a reasonable businessman and is up-to-date to enable HTCC to acquire and retain its full benefit.

11	Position since 31 December 2003

Since 31 December 2003:

(a)	there has been no material adverse change in the financial, operational or trading position of PanTel or the Subsidiaries (in particular, none has been materially and adversely affected by the termination or amendment of any customer or supplier agreement);

(b)	the business of PanTel and the Subsidiaries has been carried on in the ordinary course and in accordance with the Annual Plan in all material respects;

(c)	no shareholder resolution has been passed; and

(d)	no material change has been made by PanTel or the Subsidiaries in the terms of employment or engagement of any person employed or otherwise engaged by PanTel or the Subsidiaries (other than those required by law, collective bargaining agreements and those made pursuant to any annual salary review).

12	Licences and Compliance

(1)	Each of PanTel and the Subsidiaries has carried on and is carrying on its business and operations so that there have been no material breaches of applicable laws, regulations and by-laws in the country in which it is carried on and there have not been and are not any breaches by PanTel or by any of the Subsidiaries of its respective constitutional documents and to the best of Pansource’s knowledge, there is no investigation or enquiry by, or order, decree, decision or judgment of, any court or any governmental agency or regulatory body outstanding or anticipated against any of PanTel nor any of the Subsidiaries.

(2)	PanTel and the Subsidiaries have obtained all material licences, permissions, authorisations and consents necessary for the carrying on of the business now carried on by PanTel and the Subsidiaries in the places and in the manner in which the business is now carried on and, so far as Pansource is aware, there is no investigation, enquiry or proceeding outstanding which is likely to result in the suspension, modification or revocation of any of such licences, permissions, authorisations or consents.

(3)	Neither PanTel nor any Subsidiary has received notice that it is in violation of, or in default with respect to, any statute, regulation, order, decree or judgment of any court or any governmental agency of the jurisdiction in which it is incorporated which could have a material adverse effect upon its assets or its business.

13	Trading and Contractual Arrangements

(1)	Other than as stated in the Annual Plan, for the financial year 2004 there are no capital commitments entered into or proposed by PanTel or any of the Subsidiaries.

(2)	Neither PanTel nor any of the Subsidiaries is, or has been, party to any material contract, commitment or arrangement (involving a payment made or to be made or received or to be received by PanTel or the relevant Subsidiary in excess of Euro 50,000 in respect of any one contract, commitment or arrangement or Euro 250,000 taking into account all contracts, commitments or arrangements by PanTel or the Subsidiary concerned) which:

(a)	is outside the ordinary course of business; or

(b)	is not wholly on an arm’s length basis.

(3)	Neither PanTel nor any Subsidiary has received notice of termination or of intention to terminate in respect of any material agreement (involving a payment made or to be made or received or to be received by PanTel or the relevant Subsidiary in excess of Euro 50,000 in respect of any one agreement or Euro 250,000 taking into account all agreements with PanTel or the Subsidiary concerned).

(4)	Other than in the ordinary course of business and excluding international voice contracts during the year ending on the date of this Agreement no substantial supplier or customer of PanTel or of any of the Subsidiaries has:

(a)	stopped, or (as far as Pansource is aware) indicated an intention to stop, trading with PanTel or with any of the Subsidiaries; or

(b)	reduced, or (as far as Pansource is aware) indicated an intention to reduce, substantially its trading with PanTel or with any of the Subsidiaries.

For the purposes of this paragraph 13(4), the reference to “substantial supplier or customer” shall be to a supplier or customer whose contract with PanTel or the relevant Subsidiary involves a payment made or to be made or received or to be received by PanTel or the relevant Subsidiary in excess of Euro 50,000 in respect of any one contract or Euro 250,000 taking into account all contracts with that supplier or customer.

14	Computer Systems

(1)	The following terms shall have the following meanings in the warranties in this paragraph 14.

“Computer Hardware” means any and all computer, telecommunications and network equipment used by PanTel or by a Subsidiary;

“Computer Software” means any and all computer programs in both source and object code form used by PanTel or by a Subsidiary, including all modules, routines and sub-routines thereof and all source and other preparatory materials relating thereto, including user requirements, functional specifications and programming specifications, ideas, principles, programming languages, algorithms, flow charts, logic, logic diagrams, orthographic representations, file structures, coding sheets, coding and including any relevant manuals or other documentation and computer generated works;

“Computer Systems” means all the Computer Hardware and/or Computer Software used by PanTel or by a Subsidiary;

(2)	The Computer Systems are either owned by PanTel or the relevant Subsidiary or licensed to PanTel or the Subsidiary by the proprietor through valid licences or otherwise used on the basis of valid rights and no licence fee is overdue.

(3)	In the twelve months prior to the date of this Agreement there have not been any breakdowns, malfunctions or failures of the Computer Systems which have had a material adverse effect on PanTel and the Subsidiaries taken as a whole.

(4)	Each of PanTel and the Subsidiaries has taken commercially reasonable steps necessary to ensure that its business can continue in the event of a failure of the Computer Systems.

(5)	Neither PanTel nor any Subsidiary is in material breach of any licence agreement with respect to the Computer Systems and each of them has complied with all relevant legal requirements with respect to data protection and all other applicable laws and regulations relating to the processing of personal data and privacy.

(6)	All billing and accounting data processed using the Computer Systems and/or the Computer Services has been regularly archived in electronic or hard copy form and such electronic or hard copy archives have been properly stored and catalogued, are under the sole possession or control of PanTel or of a Subsidiary, and are available for inspection by PanTel or by a Subsidiary as required from time to time.

(7)	PanTel and each Subsidiary that holds billing and accounting data have archives of that billing and accounting data since the shorter of the date of incorporation or the last seven years.

15	Intellectual Property Rights

(1)	Pansource has disclosed to HTCC a list of all material patents, registered trade marks, registered service marks, registered designs or other registered intellectual property rights of which PanTel or a Subsidiary is the registered proprietor or for which application has been made by PanTel or a Subsidiary.

(2)	No formal notice has been received by PanTel or a Subsidiary claiming that it infringes any right in confidential information or other intellectual property right of any third party and there are no on-going disputes in relation to any of the intellectual property rights lists in paragraph (1).

16	Rights of Way and Rights of Use

The Company and each of the Subsidiaries have (as appropriate) valid rights of way and rights of use in respect of all property or land owned by any third party but used by the Company or any of the Subsidiaries for their respective businesses.

17	Litigation

(1)	Except as plaintiff in the collection of debts arising in the ordinary course of business and which are disclosed and/or fully provided for in the accounting records of Novacom or any other Subsidiary, neither Novacom nor any of the other Subsidiaries is a claimant or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings which are in progress which (a) if concerning a monetary amount, concerns an amount in excess of HUF 10,000,000 in any single matter or HUF 60,000,000 in the aggregate, or (b) if concerning something other than a monetary amount, would (if determined against Novacom or any Subsidiary) have a material adverse effect on the business, operations or financial position of Novacom or of any of the other Subsidiaries nor, so far as Pansource is aware, have such proceedings been expressly threatened by or against Novacom or any of the other Subsidiaries or any of its assets.

(2)	Neither Novacom nor any of the other Subsidiaries has instigated against any third party, nor is it subject to, any debt collection proceedings (whether or not carried out by a debt collection agency or similar) where the debt concerned exceeds HUF 5,000,000 in any single matter or HUF 20,000,000 in the aggregate.

18	Insurance policies

PanTel and the Subsidiaries have taken out insurance policies on the basis and in respect of the risks referred to in those policies disclosed to HTCC and:

(a)	so far as Pansource is aware, such insurance policies are in full force and effect;

(b)	so far as Pansource is aware, there are no special circumstances which might lead to any liability under such insurance policies being avoided by the insurers; and

(c)	no material claims have been made under any of such insurance policies which remain outstanding.

19	Consequences of sale

The transactions contemplated by this Agreement will not:

(a)	result in the breach of or constitute a default under any of the terms or provisions of:

(i)	any material agreement or instrument to which Pansource, PanTel or any of the Subsidiaries is a party; or

(ii)	the deed of foundation of Pansource, PanTel or any of the Subsidiaries; or

(b)	relieve any other party to a material contract with PanTel or any of the Subsidiaries of its obligations under that contract or enable them to terminate its obligations under that contract; or

(c)	result in the creation or imposition of any lien, charge or other encumbrance on any of the material property or assets of PanTel or any of the Subsidiaries.

20	Liquidation

(1)	No liquidator, trustee in bankruptcy, administrator, receiver or administrative receiver has been appointed in respect of the whole or any part of the assets or undertaking of PanTel or any of the Subsidiaries.

(2)	No petition has been presented, no order has been made and no resolution has been passed for the liquidation, bankruptcy or voluntary dissolution of PanTel or any of the Subsidiaries.

21	Employees

(1)	Pansource has disclosed to HTCC in respect of PanTel and the Subsidiaries:

(a)	a list of all senior salaried employees (i.e. earning more than Euro 30,000 per annum) showing, by reference to appropriate categories, remuneration payable and other principal benefits provided;

(b)	brief details of the numbers of other staff and hourly paid employees and a brief description of their terms and conditions of employment; and

(c)	brief details of the numbers of independent contractors and a brief description of their terms and conditions of service.

(2)	Save as disclosed pursuant to (1) above, there is not in existence any written or unwritten contract of employment with a director or an employee or consultancy contract of PanTel or a Subsidiary which cannot be terminated by twelve months’ notice or less without giving rise to a claim for damages or compensation (other than, in the case of an employment relationship, a statutory redundancy payment or statutory compensation for unfair dismissal).

(3)	Save as disclosed pursuant to (1) above, there is not outstanding any agreement or arrangement to which PanTel or a Subsidiary is a party for profit-sharing or for payments to any of its directors, employees or consultants of bonuses or for incentive payments or other similar matters and there are no other material payments to employees which have not been disclosed.

(4)	No dispute has arisen within the last two years between PanTel or a Subsidiary and a material number or category of its employees, consultants or with any trade union.

(5)	Save as disclosed pursuant to sub-paragraph (1) above, no director, employee, consultant or any other person is entitled to receive from PanTel or from any of it Subsidiaries any bonus payment, severance payment or any other similar payment (whether in cash of in kind) arising from the change of control or change of ownership of PanTel or of any of the Subsidiaries.

(6)	All directors, employees, independent contractors have contracts which properly and accurately reflect their status and their relationship with PanTel or a Subsidiary (as appropriate) and which fully and properly set out the nature of their duties and the terms and conditions on which they carry out those duties.

(7)	Other than those people having either a contract of service as a director or being an employee under a contract of employment, there is no-one working at PanTel or at any Subsidiary who could be deemed by the Hungarian authorities, or the authorities in any other country, to be an employee.

(8)	None of PanTel or any of the Subsidiaries has within the last two years been a party to any dispute or proceedings with any governmental or other authority responsible for employment, health and safety or similar matters.

(9)	None of PanTel or any of the Subsidiaries has within the last two years had an inspection by the National Supervision on Labour Safety and Protection (Országos Munkabiztonsági és Munkaügyi Fofelügyelöség) in relation to any work or employment-related matter. The Company and the Subsidiaries have disclosed to HTCC all reports, filings and all correspondence to, from and with the National Supervision on Labour Safety and Protection and to, from and with any other governmental or other authority responsible for employment, health and safety or similar matters.

22	Outsourcing and Subcontractors

(1)	No notice of termination or of intention to terminate (howsoever) or to amend has been received by PanTel or by any of the Subsidiaries in respect of any contract, agreement or arrangement by which PanTel or any of its Subsidiaries outsources or subcontracts any of the functions or part of the functions that make up or contribute to its business operations or activities.

(2)	Neither PanTel nor any of the Subsidiaries has in the past two years had to take steps with regard to a breach of any such outsourcing or subcontracting contract, agreement or arrangement or with regard to the unsatisfactory performance by the other party of its duties.

(3)	The sale and purchase contemplated by this Agreement will not give any grounds for the rescission, termination, avoidance, amendment or repudiation of any outsourcing or subcontracting contract, agreement or arrangement, nor will it cause PanTel or any of the Subsidiaries to have to pay more for the outsourcing or subcontracting services they currently receive or to receive outsourcing or subcontracting services of a lower or different standard than they currently receive.

23	Pensions

Except as required by an applicable statute or other legal regulation, neither PanTel nor any of the Subsidiaries is liable, nor is it party to any scheme under which it could become liable, to make payments for providing retirement, death, disability or life assurance benefits.

24	Taxation and Social Charges

(1)	Neither PanTel nor any Subsidiary has material outstanding payment obligations, whether as penalties or otherwise, towards Taxes (including obligations towards any tax authority or any social security administration).

(2)	There are no material noticed and pending claims for Taxes for which PanTel or a Subsidiary is or may become liable or is or may result in a lien upon the assets of PanTel or a Subsidiary, where such claims in aggregate would have a material adverse effect on the financial condition of PanTel or a Subsidiary, and to the best knowledge and belief of Pansource, no such claim is threatened.

(3)	PanTel and the Subsidiaries have filed or caused to be filed, all material Tax Returns which are or have been required to be filed. All of such material Tax Returns (i.e. not including any necessary amendments or ancillary documentation or correspondence) have been filed in a timely manner and on a proper basis, and none of them is, or so far as Pansource is aware, is likely to be the subject of any dispute with the revenue authorities or any other fiscal authority.

(4)	No transactions or arrangements involving PanTel or a Subsidiary have taken place or are in existence which are such that any provision relating to transfer pricing might be invoked by a tax authority.

(5)	Each of PanTel and the Subsidiaries has complied with all statutory provisions relating to Taxes that require the deduction of Taxes from any payment made by it, and has properly accounted for any such Taxes which ought to have been accounted for.

(6)	None of PanTel nor the Subsidiaries has engaged in, nor been a party to, any transaction or series of transactions or scheme or arrangement (whether formal or informal) which formed part of a Taxes avoidance scheme (where such scheme was unlawful) or which was designed to reduce, or entered into with the intention of reducing, the amount of Taxes payable by PanTel or by any of the Subsidiaries.

(7)	PanTel and the Subsidiaries have disclosed to HTCC all Tax returns and resolutions concerning tax audits, inspections or similar investigations.

(8)	All documents to which any of PanTel or the Subsidiaries is a party, or which form part of the title of any asset owned or possessed by any of them, or which any of them or HTCC may need to enforce or produce in evidence in any court of law have been duly registered and had any applicable duty or other registration fees or the like paid in respect thereof.

25	Environment

(1)	Neither PanTel nor any of the Subsidiaries has used, released or discharged any noise, vibration, radiation, hazardous substance or waste into the environment in circumstances where this is likely to lead to a material liability for PanTel or the relevant Subsidiary.

(2)	PanTel and the Subsidiaries have complied with all applicable environmental laws.

(3)	As far as Pansource is aware, neither PanTel nor any of the Subsidiaries has any liability to make good, repair, re-instate or clean up land or another asset on or before the date of this Agreement owned, occupied, possessed or used by PanTel or the Subsidiary concerned.

(4)	Neither PanTel nor the Subsidiaries have any material outstanding payment obligations, whether as penalties or otherwise, as a result of violating any environmental law or licence in the course of their activities.

(5)	Neither PanTel nor any Subsidiary is engaged in any litigation or arbitration proceedings relating to the violation of any environmental law or licence which would have a material adverse effect on the financial condition of PanTel or the relevant Subsidiary and, as far as Pansource is aware, no such proceedings have been threatened.

26	Accuracy of Information

All information contained in this Agreement and in the specific disclosures (and in the documents or parts of documents to which the specific disclosures refer) under the heading “Specific Matters” in the Disclosure Letter relating to or in respect of PanTel and the Subsidiaries is true and accurate and not misleading (except that no warranty is given (i) as to the accuracy of any information or statement in the Disclosure Letter or any of the disclosed documents (a list of which is attached to the Disclosure Letter) to the extent that such information or statement comprises an expression of opinion or belief or (ii) in respect of any estimate, budget or projection relating to the financial or trading performance or prospects of PanTel or any of the Subsidiaries).

27	Powers of Attorney

None of PanTel nor any of the Subsidiaries has given a power of attorney or any other authority (express, implied or ostensible) which is still outstanding or effective to any person to enter into any contract or commitment or do anything on its behalf, other than any authority to employees or consultants/sub-contractors to enter into routine trading contracts in the normal course of their duties.

28	PanTel TechnoCom Kft. – MOL Correspondence

Without prejudice to the generality of any other warranty, the correspondence between PanTel / PanTel TechnoCom Kft. and MOL Rt. made available to HTCC in the course of the due diligence was full and up-to-date and there is no other correspondence or any other fact or matter not disclosed to HTCC which would render any matter set out in such correspondence untrue, inaccurate, misleading or out-of-date.

Part 2 - KPN’s Warranties

1.	Due Incorporation and Capacity

KPN is a corporation validly existing under the laws of the Netherlands and has the requisite power and authority to enter into and perform, and has taken all necessary corporate actions to authorise the execution and performance of, its obligations under this Agreement.

2.	Valid Obligations

This Agreement constitutes valid and binding obligations of KPN.

SCHEDULE 3

(LIMITS ON WARRANTY CLAIMS)

(1)	HTCC acknowledges and agrees with Pansource that:

(a)	the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of Pansource and on which HTCC may rely in entering into and performing this Agreement;

(b)	no other statement, promise or forecast made by or on behalf of Pansource may be relied on or form the basis of, or be pleaded in connection with, any claim by HTCC under or in connection with this Agreement; and

(c)	at the time of entering into this Agreement it is not aware of any matter or thing which is inconsistent with the Warranties or which would constitute a breach of any of them.

(2)	The liability of Pansource under or in respect of this Agreement shall be limited as follows:

(a)	any breach of the Warranties in respect of which the amount of the damages to which HTCC would otherwise be entitled is less than Euro 25,000 will be disregarded for all purposes;

(b)	HTCC shall not be entitled to recover any damages unless the amount of damages in respect of such breach or breaches (damages in respect of each breach individually exceeding the amount stipulated in paragraph (2)(a) above), exceeds in aggregate the sum of Euro 250,000; and

(c)	the maximum aggregate liability of Pansource in respect of this Agreement shall not exceed Euro 2,500,000.

(3)	HTCC shall not be entitled to make any Warranty Claim:

(a)	to the extent that provision or allowance for the matter or liability which would otherwise give rise to the claim in question has been made in the Accounts for the financial year 2003 or it is otherwise taken account of, or reflected in, the Accounts for the financial year 2003;

(b)	in respect of anything arising directly from any transaction, matter or thing disclosed in the Disclosure Letter;

(c)	if the claim would not have arisen but for a change in legislation announced or enacted on or after the date of this Agreement (whether relating to taxation, rates of taxation or otherwise) or the withdrawal after the date of this Agreement of any tax rulings of the Hungarian tax authority or other taxing authority (whether or not the change purports to be effective retrospectively in whole or in part);

(d)	to the extent that the claim arises as a result of any changes in the accounting policies or practices upon which PanTel or any Subsidiary values its assets made after Stage 1 Completion; or

(e)	to the extent occasioned by any act or omission of HTCC or any member of its Group after Stage 1 Completion;

and to the extent that any Warranty Claim is increased as a result of any of the matters set out in this paragraph (3), Pansource shall not be liable in respect of the amount by which any claim is so increased.

(4)	If HTCC, PanTel or a Subsidiary becomes aware of a matter which could give rise to a Warranty Claim Pansource shall not be liable in respect of it unless written notice of the relevant facts is given by HTCC to Pansource as soon as reasonably practicable and in any event within thirty (30) days of HTCC, PanTel or a Subsidiary becoming aware of those facts, unless the Warranty Claim relates to a matter where there has been an assessment, notice or other document served on PanTel or a Subsidiary in respect of taxation in circumstances where there are statutory time limits for appealing against or otherwise responding to any such notice or other document, in which case notice of the relevant facts should be given to Pansource as soon as reasonably practicable and in any event within ten (10) days, and if the Warranty Claim in question is as a result of or in connection with a liability or alleged liability to a third party:

(a)	HTCC shall procure PanTel or the relevant Subsidiary to take such action to avoid, dispute, resist, appeal, compromise or contest the liability as may be requested by Pansource which shall be entitled (if it so wishes) to have the conduct of any appeal, dispute, compromise or defence of the dispute and of any incidental negotiations but at Pansource’s expense; and

(b)	HTCC shall procure PanTel or the relevant Subsidiary to make available to Pansource such persons and all such information as Pansource may reasonably require for avoiding, disputing, resisting, appealing, compromising or contesting any such liability.

(5)	Pansource shall cease to have any liability under or in respect of the Warranties on the date which is eighteen (18) months after the Stage 1 Completion Date, except in respect of:

(a)	a Warranty Claim in respect of an environmental-related matter, in which case Pansource shall cease to have any liability under or in respect of the environmental-related Warranties on the date which is five (5) years after the date of this Agreement;

(b)	a Warranty Claim in respect of a Tax-related matter, in which case Pansource shall cease to have any liability under or in respect of the Tax-related Warranties on the date which is six (6) years after the date of this Agreement; and

(c)	a Warranty Claim of which HTCC gives written notice to Pansource before the expiry of the relevant period referred to above in this paragraph (5) and in accordance with paragraph (4) above, but the liability of Pansource in respect of any Warranty Claim shall terminate absolutely if proceedings in respect of it have not been commenced within six (6) months of service of notice of that Warranty Claim.

(6)	Without prejudice to HTCC’s duty to mitigate any loss in respect of any breach of the Warranties, if, in respect of any matter which would otherwise give rise to a breach of the Warranties, PanTel or a Subsidiary is entitled to claim under any policy of insurance (or would have been so entitled had it maintained in force its insurance cover current at Stage 1 Completion) the amount of insurance monies to which PanTel or a Subsidiary is, or would have been, entitled shall reduce pro tanto or extinguish the claim for breach of the Warranties.

(7)	If Pansource makes any payment by way of damages for breach of the Warranties (the Damages Payment) and PanTel, any Subsidiary, HTCC or any member of its Group receives any benefit otherwise than from Pansource which would not have been received but for the circumstance giving rise to the claim in respect of which the Damages Payment was made HTCC shall, once it or any member of its Group or PanTel or any Subsidiary has received such benefit, immediately repay to Pansource an amount equal to the lesser of the amount of such benefit and the Damages Payment.

(8)	HTCC shall refrain from doing, and shall procure that PanTel and each Subsidiary refrains from doing, any act or thing which may give rise to a Warranty Claim which would not otherwise arise.

(9)	Where Pansource has made a payment to HTCC in respect of, or relating to, any claim under the Warranties and HTCC, PanTel or a Subsidiary has a right of reimbursement against any other person in respect of or relating to that claim HTCC shall notify Pansource within a reasonable period of that fact and shall (if indemnified to its reasonable satisfaction against the costs and expenses of taking such action) take all reasonable steps or proceedings to enforce such right.

(10)	If any amount in respect of any breach of the Warranties is paid by Pansource to HTCC and any subsequent event or circumstances happens or arises by virtue of which the loss attributable to such breach is reduced or removed altogether, then HTCC shall forthwith repay to Pansource that amount or the appropriate proportion thereof less HTCC’s reasonable costs and expenses (if any) incurred in recovering any relevant amount.

(11)	The Parties acknowledge and agree that the consideration under Clause 7.2 of this Agreement has been calculated to take account of limitations on Pansource’s liability agreed by the parties in this Agreement.

APPENDICES

The appendices 1-9 which are referenced in the table of contents to this Framework Agreement are not being filed. The Registrant shall furnish supplementally a copy of any omitted schedule to the Commission upon request.